Exhibit 3.16

Exhibit 3.16

LIMITED LIABILITY COMPANY AGREEMENT

OF

PARK LANE DRIVE HOTEL DEVELOPMENT, LLC A Delaware Limited Liability Company

This LIMITED LIABILITY COMPANY AGREEMENT of Park Lane Drive Hotel Development, LLC (this “Agreement”), dated as of July 7, 2000, is adopted, executed and agreed to by the sole Member (as defined below).

1. Formation. Park Lane Drive Hotel Development, LLC (the “Company”) has been formed as a Delaware limited liability company under and pursuant to the Delaware Limited Liability Company Act (the “Act”).

2. Term. The Company shall, on the terms and conditions set forth herein, continue its existence without interruption, subject to the provisions of the Act, until December 31, 2049, which term may be extended for one (1) year in the sole discretion of the Member to facilitate an orderly disposition of the Company’s assets.

3. Purposes. The purpose of the Company shall be to own and lease real property and to engage in activities related thereto, and to conduct any and all related activities that a limited liability company may carry on under the Act.

4. Member. Choice Hotels International Services Corp., a Delaware corporation, shall be the sole member of the Company (the “Member”).

5. Contributions. The Member has made an initial contribution to the capital of the Company in the amount of $100.00. Without creating any rights in favor of any third party, the Member may, from time to time, make additional contributions of cash or property to the capital of the Company, but shall have no obligation to do so.

6. Distributions. The Member shall be entitled to receive 100% of all distributions (including, without limitation, liquidating distributions) made by the Company and to enjoy all other rights, benefits and interests in the Company. All profits and losses of the Company shall be allocated 100% to the Member.

7 Management The management of the Company is fully reserved to the Member. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Member, who shall make all decisions and take all actions for the Company, unless and until such time as the Member shall designate one or more “managers,” as that term is used in the Act.

8. Dissolution. The Company shall dissolve and its affairs shall be wound up at such time, if any, as the Member may elect or as provided in Section 18-801 of the Act.

9. Governing Law. This Agreement is governed by and shall be construed in accordance with the laws of the State of Delaware (excluding its conflict of laws rules).

IN WITNESS WHEREOF, the Member acknowledges that this Agreement is its act, and further acknowledges under penalty of perjury, to the best of its knowledge, information, and belief, that the matters and facts set forth herein are true in all material respects, and that it has executed this Agreement as of the day and year first above written.

CHOICE HOTELS INTERNATIONAL SERVICE CORP.

Michael J. DeSantis, Senior Vice President Michael J. DeSantis, Senior Vice President

/s/ Michael J. DeSantis,

By: Michael J. DeSantis,

Michael J. DeSantis, Senior Vice President 2